                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number  0-6247
                                                                         -------

(Check One):

[X] Form 10-K              [ ] Form 20-F             [ ] Form 11-K

[ ] Form 10-Q              [ ] Form N-SAR            [ ] Form N-CSR


For Period Ended:   December 31, 2003
                 --------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

                                     PART I

                             REGISTRANT INFORMATION


Full name of registrant: Arabian American Development Company

Former name if applicable:
                          -----------------------------------------------------

Address of principal executive office (Street and number): 10830 North Central
                                                          ---------------------

Expressway, Suite 175
-------------------------------------------------------------------------------

City, state and zip code:  Dallas, Texas  75231
                         ------------------------------------------------------

                                     PART II


                             RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Certain of the information necessary for the Company to prepare the financial statements to be included in its Form 10-K for the fiscal year ended December 31, 2003 and complete the Management's Discussion and Analysis of Financial Condition and Results of Operations section is not presently available. The Company is currently in the process of preparing its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and believes it will be filed with the Commission on or before the fifteenth calendar day after the prescribed due date.

                                     PART IV



                                OTHER INFORMATION


    (1) Name and telephone number of person to contact in regard to this notification.

DREW WILSON, JR.                  (601)           582-1922
-------------------------------------------------------------------------------
     (Name)                     (Area Code)   (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                           [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ] Yes      [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Arabian American Development Company
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30,  2004                    By: /s/ Drew Wilson, Jr.
                                             ----------------------------------
                                               DREW WILSON, JR., Secretary

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).